PRESS RELEASE

Press Release No. 06-24a

METALLICA RESOURCES CLOSES
C$34.5 MILLION EQUITY FINANCING

December 20, 2006, Toronto, Ontario – Metallica Resources Inc. (TSX: MR, AMEX:MRB) is pleased to report that it has closed its previously announced bought deal private placement financing. The Company has issued 7,670,500 units, which includes a 15% over-allotment option granted to the underwriters for 1,000,500 units, at a price of C$4.50 per unit for gross proceeds of C$34,517,250. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional share for a period of three years at an exercise price of C$5.50.

The net proceeds from the financing will be used to accelerate pre-stripping at the Company's Cerro San Pedro gold project, and for exploration and general working capital purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or for the account or benefit of U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas with 92.0 million shares outstanding. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTSAND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.